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                            October 4, 2021

       Kevin Brian Cox
       Chief Executive Officer
       SurgePays, Inc.
       3124 Brother Boulevard, Suite 104
       Bartlett, TN 38133

                                                        Re: SurgePays, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed September 22,
2021
                                                            File No. 333-233726

       Dear Mr. Cox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-1 Filed September 22, 2021

       Risk Factors, page 10

   1. We note your statement on page 6 that "[t]his offering will occur only if Nasdaq approves the listing of our
Common Stock and Warrants." Please add a risk factor that addresses the risks of not being
listed by Nasdaq and the resulting effects of not commencing your offering.
       Legal Proceedings, page 43

   2. We note the alleged violations of the Telephone Consumer Protection Act added to your
                                                        Legal Proceedings
section. Please revise to include the date instituted and the relief sought. Please refer to
Item 103 of Regulation S-K.
 Kevin Brian Cox
SurgePays, Inc.
October 4, 2021
Page 2
Report of Independent Registered Public Accounting Firm, page F-1

3. We note the presentation changes made to the statements of operations and Note 18 -
         Segment Information. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report. Please refer to PCAOB AS 3110 and AS 4101.
Note 18. Segment Information, page F-35

4. In the Segment Information tables beginning on pages 28 and 34 you present more than one profit measure for each of your reportable segments: gross profit/(loss) as the first measure and net income/(loss) for each segment as the second measure. You also state that management evaluated segments based on operating loss, a profit or loss measure that you previously disclosed. ASC 280-10-50-22 requires disclosure of a single measure of segment profit or loss and ASC 280-10-50-28 indicates that when more than one segment profit measure is utilized the one with the measurement principles most consistent with GAAP becomes the segment measure of profit or loss. As a result, please address the following:
             tell us which of the three sets of measures is your single measure of segment profit or loss and explain why, referencing the authoritative literature you rely upon to support your position;
             revise all applicable disclosures to present only that single measure of segment profit or loss for each segment and reconcile this measure to your consolidated income measure as required by ASC 280-10-50-30b; and
             tell us whether you intend to continue to disclose a second measure in your
              Management's Discussion and Analysis and, to the extent you anticipate doing so, represent to us that you will identify it as a non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.
Note 2. Summary of Significant Accounting Policies
Deconsolidation of Subsidiary, page F-46

5. We note that on May 7, 2021, the Company completed the disposition of True Wireless,
       Inc. for proceeds of $176,051. Please tell us how you considered the guidance in
FirstName LastNameKevin Brian Cox
       ASC Topic 205-20 in determining that the business should not be classified
Comapany     NameSurgePays,
       as discontinued        Inc. in your interim financial statements for the
period ended June
                       operations
October30,
         4, 2021.
            2021 Page 2
FirstName LastName
 Kevin Brian Cox
FirstName
SurgePays,LastNameKevin Brian Cox
            Inc.
Comapany
October    NameSurgePays, Inc.
        4, 2021
October
Page 3 4, 2021 Page 3
FirstName LastName
        You may contact Joseph Cascarano at (202) 551-3376 or Robert Littlepage at (202) 551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Steven Lipstein